UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN FOR

AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants of The Retirement and Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying Statements of Net Assets Available for Benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Juan, Puerto Rico

June 13, 2007

Stamp No. 2129778

affixed to

original of

this report.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value	$79,206,671	$60,729,210
Contributions receivable	—	33,866

Net assets available for benefits	$79,206,671	$60,763,076

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2006	2005
Additions to net assets:
Employer contributions	$9,527,306	$6,610,400
Participant contributions	7,761,621	5,596,118
Rollover contributions	2,488,967	738,315
Net realized/unrealized (losses) gains	(2,716,655)	5,295,204
Interest and dividend income	4,323,339	1,340,741

Total additions	21,384,578	19,580,778

Deductions from net assets:
Benefits paid	2,940,983	1,733,389

Total deductions	2,940,983	1,733,389

Net increase	18,443,595	17,847,389

Net assets available for benefits at beginning of year	60,763,076	42,915,687

Net assets available for benefits at end of year	$79,206,671	$60,763,076

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002 (amended and restated effective January 1, 2006 and further amended January 1, 2007), as a defined contribution plan covering substantially all domestic employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended, is intended to qualify under sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the PR Code) (see Note 4 – “Income Tax Status”) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 10% of their eligible pre-tax annual compensation (as defined in the Plan) up to a maximum contribution of $8,000. Effective January 1, 2006, unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld from their pay and contributed to the Plan. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans qualified in Puerto Rico, referred to as rollover contributions. Prior to January 1, 2006, only pre-tax rollover contributions were permitted.

For each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 3% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the participant (Matching Contribution).

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Contributions (continued)

Participants select the fund or funds in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various investment alternatives, including up to 50% of their contributions in Amgen Inc. common stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in Amgen Inc. common stock, no intrafund exchanges may be made into that fund.

Prior to August 31, 2005, contributions from participants who had never made an investment election were defaulted into the Fidelity Retirement Money Market Portfolio. On August 31, 2005, the Company directed the account balances of those participants whose entire accounts consisted of such funds, as well as all future contributions without an investment election, into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. At any time following this default fund election, participants may elect to alter their investments among the various investment alternatives.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Matching Contributions and related earnings at a rate of 25% per year for each of their first four years of service (as defined by the Plan). Once a participant has completed four years of service (as defined by the Plan), that participant will be 100% vested in all current and future Matching Contributions.

Core Contributions and related earnings become 100% vested upon completion of five years of service (as defined by the Plan), with no partial vesting. Generally, participants must be credited with a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Once a participant has completed 5 years of service, that participant will be 100% vested in all current and future Core Contributions.

Company Contributions and earnings thereon become fully vested upon attainment of normal retirement age (as defined by the Plan), disability, or death.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. Forfeited balances of terminated participants’ nonvested accounts can be used to reduce future Company Contributions. At December 31, 2006 and 2005, unallocated forfeited accounts totaled $835,635 and $343,814, respectively.

Payments of Benefits

Upon termination of employment due to death, disability (as defined by the Plan), retirement, or severance from employment, a participant or their named beneficiary may elect to receive an amount equal to the value of their vested account balance in (a) a lump-sum payment in cash and/or, (b) to the extent the participant has some or all of their account balance in Amgen common stock, full shares of Amgen Inc. common stock. The number of shares of Amgen Inc. common stock to be distributed is based on the quoted market value of such stock on the date the Plan is valued following participant notification.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided their account balance is greater than $1,000 ($5,000 prior to March 28, 2005).

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Plan approval, participants can generally obtain up to two loans at any one time from their Plan account up to a combined maximum amount equal to the lesser of (a) 50% of their vested account balance, or (b) $50,000 (as described in the Plan). The loans bear interest at the average borrowing rates of certain major banks. As of December 31, 2006, outstanding participant loans bear interest at rates ranging from 5.48% to 12.66%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to twenty years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Trustee

Banco Santander de Puerto Rico acts as the Plan’s trustee. Effective April 1, 2007, Banco Popular de Puerto Rico has been appointed to serve as the Plan’s trustee.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values on the last business day of the Plan year determined through reference to public market information. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in the McKinley International Growth Portfolio, a portfolio separately managed exclusively for the benefit of Plan participants with underlying investments in publicly traded common stocks of foreign entities traded in non-U.S. markets. The McKinley International Growth Portfolio is valued at current market values, based on the value of the underlying investments, as reported to the Plan by Fidelity Management Trust Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Amgen Inc. common stock	$24,657,041	$23,983,455
Fidelity Spartan U.S. Equity Index Advantage	14,066,608	N/A
Fidelity OTC Portfolio	4,271,287	3,556,295
Fidelity Contra Fund	4,130,690	N/A
Fidelity Magellan Fund	N/A	5,202,172
Fidelity Spartan U.S. Equity Index	N/A	3,938,725

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in fair value as follows:

	December 31,
	2006	2005
Amgen Inc. common stock	$(3,287,029)	$4,406,521
Mutual funds	576,846	888,683
Separately managed portfolio	(6,472)	N/A

	$(2,716,655)	$5,295,204

On December 31, 2006, the Plan held 360,958 shares of Amgen Inc. common stock with a fair value of $24,657,041 (or $68.31 per share). Subsequent to December 31, 2006, the fair value of Amgen Inc. common stock has decreased. As of June 13, 2007, the fair value of Amgen Inc. common stock was $58.14 per share.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan received a determination letter from the Puerto Rico Treasury Department, dated October 21, 2003 and with an effective date of January 1, 2003, stating that the Plan is qualified, in form, under the PR Code and therefore, the related trust forming a part of the Plan is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the PR Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status. The Plan, as amended and restated January 1, 2006, has been filed with the Puerto Rico Treasury Department in order to obtain a determination letter for the Plan as amended and restated.

5.	Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants, where applicable, were charged a fee for specific services, such as the processing of participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Amgen Inc. common stock*	Common stock 360,958 shares		$24,657,041
Fidelity Spartan U.S. Equity Index Advantage*	Mutual funds 280,323 shares		14,066,608
Fidelity OTC Portfolio*	Mutual funds 103,271 shares		4,271,287
Fidelity Contra Fund*	Mutual funds 63,354 shares		4,130,690
Fidelity Retirement Money Market Portfolio*	Money market portfolio		3,597,809
McKinley International Growth Portfolio:
Roche Holding AG	Common stock 500 shares	$89,626
Vinci S.A.	Common stock 700 shares	89,457
Groupe Danone	Common stock 585 shares	88,662
ACS, Actividades de Construcción y Servicios, SA	Common stock 1,570 shares	87,379
QBE Insurance Group Ltd.	Common stock 3,800 shares	86,542
Novartis AG	Common stock 1,450 shares	83,288
AGF – Assurances Gen De France	Common stock 520 shares	81,076
Unicredito Italiano	Common stock 9,160 shares	80,298
Bayer AG	Common stock 1,480 shares	78,973
Mitsubishi Estate Company	Common stock 3,000 shares	77,614
BHP Billiton Plc	Common stock 4,230 shares	77,420
Atlas Copco AB-A Shs	Common stock 2,280 shares	76,603
Cap Gemini SA	Common stock 1,210 shares	75,958
Marks & Spencer Group Plc	Common stock 5,380 shares	75,550
Fiat SpA	Common stock 3,950 shares	75,448
Mitsubishi UFJ Financial Group Inc.	Common stock 6 shares	74,700
China Mobile Ltd.	Common stock 8,500 shares	73,474
British Petroleum Plc	Common stock 6,560 shares	73,363
Akzo Nobel NV	Common stock 1,170 shares	71,218
Fomento Economico Mexicano SA de CV	Common stock 610 shares	70,614
Rio Tinto Plc	Common stock 1,320 shares	70,122
Hon Hai Precision Industry ELW	Common stock 9,800 shares	69,913
Shinhan Financial Group Co. Ltd.	Common stock 620 shares	64,071
OAO Gazprom-Spon	Common stock 1,370 shares	63,568
Diageo Plc	Common stock 3,200 shares	63,448
Barclays Plc	Common stock 4,360 shares	63,373
Rogers Communications Inc.	Common stock 2,120 shares	63,091
Scottish Power Plc	Common stock 4,290 shares	62,666
Forum OYJ	Common stock 2,180 shares	62,050
Short Term Investment Fund	Money market portfolio	61,037
Samsung Electronics	Common stock 180 shares	59,220
GlaxoSmithKline Plc	Common stock 2,240 shares	59,091
Teck Cominco Ltd.	Common stock 780 shares	58,801
Fresenius Medical Care AG & Co. KGaA	Common stock 430 shares	57,319
Takeda Pharmaceutical Company, Ltd.	Common stock 800 shares	54,901
Japan Steel Works Ltd.	Common stock 6,000 shares	46,871
America Movil SAB de CV	Common stock 1,030 shares	46,577

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Ifil-Investments SpA	Common stock 5,450 shares	44,588
Kinross Gold Corporation	Common stock 3,750 shares	44,447
DBS Group Holding, Ltd.	Common stock 3,000 shares	44,223
Nintendo Company, .	Common stock 165 shares	42,827
AMP Ltd.	Common stock 5,250 shares	41,858
Acergy SA	Common stock 2,160 shares	41,602
Research in Motion Ltd.	Common stock 300 shares	38,334
Gas Natural SDG SA	Common stock 950 shares	37,613
Vallourec Group	Common stock 120 shares	34,901
Investor AB-B SHS	Common stock 1,360 shares	33,376
Infineon Technologies AG	Common stock 2,330 shares	32,690
Burberry Group Plc	Common stock 2,580 shares	32,617
High Tech Computer ELW	Common stock 1,600 shares	31,666
Japan Tobacco Inc.	Common stock 6 shares	28,979
LionOre Mining International, Ltd.	Common stock 1,940 shares	22,045
Total McKinley International Growth Portfolio			3,165,148
Hotchkis and Wiley Mid Cap Value I Fund	Mutual funds 81,408 shares		2,430,021
Fidelity Freedom 2030 Fund*	Mutual funds 140,171 shares		2,246,935
Fidelity U.S. Bond Index Portfolio*	Mutual funds 189,562 shares		2,058,647
Fidelity Short-Term Bond*	Mutual funds 221,754 shares		1,966,961
Neuberger Berman Genesis Institutional	Mutual funds 40,616 shares		1,856,963
Vanguard REIT Index Fund Institutional	Mutual funds 98,537 shares		1,664,295
Fidelity Freedom 2040 Fund*	Mutual funds 172,545 shares		1,635,725
Dreyfus Premier Emerging Markets Class R	Mutual funds 65,917 shares		1,393,496
Fidelity Freedom 2020 Fund*	Mutual funds 63,597 shares		987,665
Fidelity Equity Income*	Mutual funds 15,075 shares		882,658
Fidelity Small Cap Stock Fund*	Mutual funds 39,623 shares		753,240
MSI International Equity Class A	Mutual funds 34,124 shares		702,279
American Funds Growth Fund of America R5	Mutual funds 21,202 shares		696,694
Pimco High Yield Institutional	Mutual funds 52,655 shares		520,858
Fidelity Freedom 2010 Fund*	Mutual funds 23,806 shares		348,037
Fidelity Freedom Income Fund*	Mutual funds 29,149 shares		336,378
Fidelity Stable Value Fund*	Stable Value 6,480,504 shares		200,244
Fidelity Freedom 2050 Fund*	Mutual funds 3,785 shares		40,693
Fidelity Freedom 2000 Fund*	Mutual funds 2,149 shares		26,770
Participant loans*	Interest rates from 5.48% to 12.66%		4,569,529
			$79,206,671

*	Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date: June 27, 2007	By:	/S/ ROBERT A. BRADWAY
Robert A. Bradway Executive Vice President and Chief Financial Officer Amgen Manufacturing, Limited

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Index to Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1